BUYER ATTACHMENT

Document updated:
October 2022



This attachment should be given to the Buyer prior to the submission of any offer and is not part of the Vacant Land/Lot Contract's terms.



ATTENTION BUYER!

You are entering into a legally binding agreement.

☐ 1. **Read the entire contract *before* you sign it.**

☐ 2. **Review the Seller's Property Disclosure Statement and other disclosures (See Section 4a and 4b).**
- This information comes directly from the Seller.
- Investigate any blank spaces, unclear answers or any other information that is important to you.

☐ 3. **Review the Due Diligence Paragraph (see Section 6a).**

Verify square footage/acreage (see Section 6b)
Verify whether the property is served by city or private sewer and its availability status (see Section 6e); OR
If an on-site wastewater treatment system has been installed on the Property (see Section 6e), AND
If a well has been installed on the Property (see Sections 4d and 6k)

☐ 4. **Apply for your loan now, if you have not done so already, and provide your lender with all requested information (see Section 2d).**

It is your responsibility to make sure that you and your lender deliver the necessary funds to escrow in sufficient time to allow escrow to close on the agreed upon date.

☐ 5. **Read the title commitment (see Section 3c).**

☐ 6. **Read the CC&R's, use restrictions, and all other governing documents including design guidelines (see Section 3c), especially if the property is governed by a homeowners association.**

☐ 7. **Conduct a thorough final inspection (see Section 6o). If the property is unacceptable, speak up. After the closing may be too late.**

You can obtain information through the Buyer's Advisory at http://www.aaronline.com.

Remember, you are urged to consult with an attorney, inspectors, and experts of your choice in any area of interest or concern in the transaction. Be cautious about verbal representations, advertising claims, and information contained in a listing.***Verify anything important to you.***

WARNING: *WIRE TRANSFER FRAUD*

Beware of wiring instructions sent via email. Cyber criminals may hack email accounts and send emails with fake wiring instructions. ***Always independently confirm wiring instructions prior to wiring any money.*** Do not email or transmit documents that show bank account numbers or personal identification information.

✔ *Buyer's Check List*

Eric D A Gedalje | eXp Realty | 928-453-6111 |

TRANSACTIONS

VACANT LAND/LOT
PURCHASE CONTRACT

Document updated:
October 2022



The pre-printed portion of this form has been drafted by the Arizona Association of REALTORS®. Any change in the pre-printed language of this form must be made in a prominent manner. No representations are made as to the legal validity, adequacy and/or effects of any provision, including tax consequences thereof. If you desire legal, tax or other professional advice, please consult your attorney, tax advisor or professional consultant.



If subdivided land or unsubdivided land is being sold by a subdivider, i.e., a person who owns 6 or more lots, a public report will generally be required and an Addendum regarding subdivided or unsubdivided land must be executed by the Seller and Buyer.

1. PROPERTY

1a.   1. **BUYER:** **Paradyme Investments LLC.**
       BUYER'S NAME(S)

    2. **SELLER:** **YENOMOM HAVASU LLC**   or ☐ as identified in section 9c.
       SELLER'S NAME(S)

    3. Buyer agrees to buy and Seller agrees to sell the real property with all improvements, fixtures, and appurtenances thereon
    4. or incidental thereto, if any, plus the personal property described herein (collectively the "Property").

1b.   5. Property Address: **40   Retail Centre Blvd.**   Zoning: **L-RMH**

    6. Assessor's #(s): **120-56-002**

    7. City: **Lake Havasu City**   County: **Mohave**   AZ, Zip Code: **86404**

    8. Legal Description: _____ or ☐ see attached legal description.

1c.   9. $ **4,000,000.00** Full Purchase Price, paid as outlined below

    10. $ **100,000.00** Earnest money **To be deposited within 5 business days. Non-refundable after 30 days.**

    11. $ **3,900,000.00** Cash.

    12. $ _____

    13. _____

1d.   14. **Incidental Improvements:** Buyer is purchasing the Property as vacant land. Any improvements, fixtures and appurtenances
    15. thereon or incidental thereto, are being transferred in their existing condition ("AS IS") and Seller makes no warranty to Buyer,
    16. expressed or implied, as to their condition except as provided for in section 5a.

1e.   17. **Fixtures and Personal Property:** Seller agrees that all existing fixtures on the Property, and any existing personal property
    18. specified herein, shall be included in this sale, including the following:

    19.

    20.

    21. Personal property included herein shall be transferred with no monetary value, and free and clear of all liens
    22. or encumbrances.

    23. Fixtures and leased items NOT included: _____

1f.   24. **Close of Escrow:** Close of Escrow ("COE") shall occur when the deed is recorded at the appropriate county recorder's office.
    25. Buyer and Seller shall comply with all terms and conditions of this Contract, execute and deliver to Escrow Company all closing
    26. documents, and perform all other acts necessary in sufficient time to allow COE to occur on

    27. **January** **5**, **2024** ("COE Date"). If Escrow Company or recorder's office is closed on
       MONTH   DAY   YEAR

    28. COE Date, COE shall occur on the next day that both are open for business.

    29. Buyer shall deliver to Escrow Company a cashier's check, wired funds or other immediately available funds to pay any down
    30. payment, additional deposits or Buyer's closing costs, and instruct the lender, if applicable, to deliver immediately available
    31. funds to Escrow Company, in a sufficient amount and in sufficient time to allow COE to occur on COE Date.

>>

CS **SELLER** | **SELLER** <Initials

Vacant Land/Lot Purchase Contract • Updated: October 2022
Copyright © 2022 Arizona Association of REALTORS®.
All rights reserved.

Initials> RG **BUYER** | **BUYER**

Page 1 of 10

Eric D A Gedalie | eXp Realty | 928-453-6111 |

TRANSACTIONS

Vacant Land/Lot Purchase Contract >>

1g.   32.   **Possession:** Seller shall deliver access to keys and/or means to operate all locks, mailbox, and all common area facilities,
33.   subject to the rights of tenants under existing leases, to Buyer at COE or ☐ _____. Broker(s) recommend that
34.   the parties seek appropriate counsel from insurance, legal, tax, and accounting professionals regarding the risks of
35.   pre-possession or post-possession of the Property.

1h.   36.   **Addenda Incorporated:** ☐ Additional Clause ☐ Buyer Contingency ☐ Domestic Water Well ☐ H.O.A.
37.   ☐ Loan Assumption ☐ On-site Wastewater Treatment Facility ☐ Seller Financing ☐ Short Sale
38.   ☐ Vacant Land/Lot Purchase Contract Addendum Regarding Subdivided or Unsubdivided Land
39.   ☐ Other: _____

1i.   40.   **IF THIS IS AN ALL CASH SALE: Buyer shall provide Seller, within five (5) days or _____ days after Contract**
41.   **acceptance, either a Letter of Credit or a Source of Funds Letter from a financial institution documenting the**
42.   **availability of funds to close escrow as agreed. Section 2 shall not apply, GO TO SECTION 3.**

2. FINANCING

2a.   43.   **Type of Financing:** ☐ Conventional ☐ FHA ☐ VA ☐ USDA ☐ Assumption ☐ Seller Carryback
44.   ☐ _____
45.   (If financing is to be other than new financing, see attached addendum.)

2b.   46.   **Financing: This sale** ☐ **is** ☒ **is not contingent upon Buyer obtaining a satisfactory financing commitment within Due**
47.   **Diligence Period pursuant to Section 6a. (If sale is not contingent on a financing commitment, go to Section 2k.)**

2c.   48.   **Financing Commitment Contingency Period:** If the sale is contingent upon Buyer obtaining a satisfactory financing commitment,
49.   Buyer shall have the Due Diligence Period to obtain a financing commitment, including appraised value, satisfactory to Buyer in
50.   Buyer's sole discretion, for a loan to purchase the Property or Buyer may cancel this Contract and receive a refund of the Earnest
51.   Money. **PRIOR TO THE EXPIRATION OF THE DUE DILIGENCE PERIOD, BUYER SHALL DELIVER TO SELLER AND ESCROW**
52.   **COMPANY NOTICE THAT BUYER HAS NOT RECEIVED SUCH SATISFACTORY FINANCING COMMITMENT OR BUYER**
53.   **SHALL BE DEEMED TO HAVE WAIVED THE FINANCING COMMITMENT CONTINGENCY AND ANY RIGHT TO CANCEL DUE**
54.   **TO FINANCING.**

2d.   55.   **Pre-Qualification:** If using Conventional, FHA, VA, or USDA financing, a completed AAR Pre-Qualification Form *is*
56.   attached hereto and incorporated by reference.

2e.   57.   **Loan Status Update:** Buyer shall deliver to Seller the Loan Status Update (LSU) with at a minimum lines 1-40 completed
58.   describing the current status of the Buyer's proposed loan within ten (10) days after Contract acceptance and instruct lender to
59.   provide an updated LSU to Broker(s) and Seller upon request.

2f.   60.   **Loan Processing During Escrow:** Buyer agrees to diligently work to obtain the loan and will promptly provide the lender with all
61.   additional documentation required. **Buyer shall sign all loan documents no later than three (3) days prior to the COE Date**.

2g.   62.   **Loan Costs:** Buyer shall pay all costs of obtaining the loan, except as provided herein.

2h.   63.   **VA Loan Costs:** In the event of a VA loan, Seller agrees to pay the escrow fee and up to $ _____ of loan
64.   costs not permitted to be paid by the Buyer, in addition to the other costs Seller has agreed to pay herein, including Seller's
65.   Concessions.

2i.   66.   **Changes:** Buyer shall immediately notify Seller of any changes in the loan program, financing terms, or lender described in the
67.   Pre-Qualification Form if attached hereto or LSU provided within ten (10) days after Contract acceptance and shall only make
68.   any such changes without the prior written consent of Seller if such changes do not adversely affect Buyer's ability to obtain
69.   loan approval without Prior to Document (PTD) conditions, increase Seller's closing costs, or delay COE.

2j.   70.   **Appraisal Fee(s):** Appraisal Fee(s), when required by Lender, shall be paid by ☐ Buyer ☐ Seller
71.   ☐ Other _____
72.   Appraisal Fee(s) ☐ are ☐ are not included in Seller Concessions, if applicable.

2k.   73.   **Partial Release, if applicable:** Buyer and Seller agree that any partial releases will be addressed under Additional Terms
74.   and Conditions or attached Addendum. Broker(s) recommend the parties seek appropriate counsel regarding the risks of
75.   partial release.

>>

<Initials   Initials>

SELLER   SELLER   **BUYER   BUYER**

Eric D A Gedalje | eXp Realty | 928-453-6111 |

TRANSACTIONS

Vacant Land/Lot Purchase Contract >>

2l. 76. **Subordination:** If applicable, Seller carryback financing ☐ **is** ☒ **is not** to be subordinated to a construction loan. If Seller
77. agrees to subordination, such subordination shall only be allowed if the Seller Carryback financing is not in default and if the
78. Seller approves the terms and conditions of the construction loan to be recorded as a senior loan. Approval will not be
79. unreasonably withheld. **IF SELLER SUBORDINATES THE SELLER CARRYBACK FINANCING TO A SENIOR LOAN, THE**
80. **SELLER ACKNOWLEDGES THAT IN ORDER TO PROTECT THE SELLER CARRYBACK FINANCING, THE SELLER MAY**
81. **HAVE TO MAKE PAYMENTS ON THE SENIOR LOAN IF THE SENIOR LOAN IS IN DEFAULT.** Broker(s) recommend
82. the parties seek appropriate counsel regarding the risks of subordination.

3. TITLE AND ESCROW

3a. 83. **Escrow:** This Contract shall be used as escrow instructions. The Escrow Company employed by the parties to carry out the
84. terms of this Contract shall be:

85. **Premier Title PMTA**
_____
"ESCROW/TITLE COMPANY"   PHONE

chyde@ptanow.com

86. _____
FAX   EMAIL

87. **2265 Swanson Ave.**
_____
ADDRESS

3b. 88. **Title and Vesting:** Buyer will take title as determined before COE. Taking title may have significant legal, estate planning and
89. tax consequences. Buyer is advised to obtain legal and tax advice.

3c. 90. **Title Commitment and Title Insurance:** Escrow Company is hereby instructed to obtain and deliver to Buyer and Seller
91. directly, addressed pursuant to 8s and 9c or as otherwise provided, a Commitment for Title Insurance together with complete
92. and legible copies of all documents that will remain as exceptions to Buyer's policy of Title Insurance ("Title Commitment"),
93. including but not limited to Conditions, Covenants and Restrictions ("CC&Rs"); deed restrictions; and easements within fifteen
94. (15) days after Contract acceptance. Buyer shall have prior to the expiration of the Due Diligence Period to provide written
95. notice of any items disapproved. Buyer shall be provided, at Seller's expense, a Standard Owner's Title Insurance Policy
96. showing the title vested in Buyer. Buyer may acquire extended coverage(s) at Buyer's own additional expense.

97. Seller shall convey title by warranty deed, subject to existing taxes, assessments, covenants, restrictions, rights of way,

98. easements and all other matters of record or ☐ _____ deed.

3d. 99. **Additional Instructions:** (i) Escrow Company shall promptly furnish notice of pending sale that contains the name and
100. address of the Buyer to any homeowner's association in which the Property is located. (ii) If the Escrow Company is also
101. acting as the title agency but is not the title insurer issuing the title insurance policy, Escrow Company shall deliver to the
102. Buyer and Seller, upon deposit of funds, a closing protection letter from the title insurer indemnifying the Buyer and Seller for
103. any losses due to fraudulent acts or breach of escrow instructions by the Escrow Company. (iii) All documents necessary to
104. close this transaction shall be executed promptly by Seller and Buyer in the standard form used by Escrow Company. Escrow
105. Company shall modify such documents to the extent necessary to be consistent with this Contract. (iv) Escrow Company fees,
106. unless otherwise stated herein, shall be allocated equally between Seller and Buyer. (v) Escrow Company shall send to all
107. parties and Broker(s) copies of all notices and communications directed to Seller, Buyer and Broker(s). (vi) Escrow Company
108. shall provide Broker(s) access to escrowed materials and information regarding the escrow. (vii) If an Affidavit of Disclosure is
109. provided, Escrow Company shall record the Affidavit at COE.

3e. 110. **Prorations, Expenses and Adjustments:**
111. *Taxes:* Real property taxes payable by the Seller shall be prorated through COE, based upon the latest tax bill available.
112. The parties agree that any discrepancy between the latest tax bill available and the actual tax bill when received shall be
113. handled as a Post Closing Matter and Buyer or Seller may be responsible for additional tax payments to each other.

114. *Rents, Interest and Expenses:* Rents; interest on existing notes, if transferred; utilities; and operating expenses shall be
115. prorated through COE. The Parties agree to adjust any rents received after COE as a Post Closing Matter.

116. *Deposits:* All deposits held by Seller pursuant to rent/lease agreement(s) shall be credited against the cash required of
117. Buyer at COE or ☐ paid to Buyer by Seller at COE.

3f. 118. **Post Closing Matters:** The parties shall promptly adjust any item to be prorated that is not determined or determinable at
119. COE as a Post Closing Matter by appropriate cash payment to the other party outside of the escrow when the amount due is
120. determined. Seller and Buyer agree that Escrow Company and Broker(s) are relieved of any responsibility for said
121. adjustments.

>>

Vacant Land/Lot Purchase Contract • Updated: October 2022
Copyright © 2022 Arizona Association of REALTORS®.
All rights reserved.

CS <Initials   Initials> RG
SELLER | SELLER   BUYER | BUYER

Page 3 of 10

Eric D A Gedalje | eXp Realty | 928-453-6111 |

TRANSACTIONS

Vacant Land/Lot Purchase Contract >>

3g. 122. **Release of Earnest Money:** In the event of a dispute between Buyer and Seller regarding any Earnest Money deposited with
123. Escrow Company, Buyer and Seller authorize Escrow Company to release Earnest Money pursuant to the terms and conditions
124. of this Contract in its sole and absolute discretion. Buyer and Seller agree to hold harmless and indemnify Escrow Company
125. against any claim, action or lawsuit of any kind, and from any loss, judgment, or expense, including costs and attorney fees,
126. arising from or relating in any way to the release of Earnest Money.

3h. 127. **Assessment Liens:** The amount of any assessment, other than homeowner's association assessments, that is a lien as of
128. the COE shall be: ☒ paid in full by Seller ☐ prorated and assumed by Buyer ☐ paid in full by Buyer. Any assessment that
129. becomes a lien after COE is the Buyer's responsibility.

3i. 130. **IRS and FIRPTA Reporting:** Seller agrees to comply with IRS reporting requirements. If applicable, Seller agrees to complete,
131. sign, and deliver to Escrow Company a certificate indicating whether Seller is a foreign person or a non-resident alien pursuant
132. to the Foreign Investment in Real Property Tax Act (FIRPTA). Buyer and Seller acknowledge that if the Seller is a foreign
133. person, the Buyer (or Escrow Company, as directed by Buyer) must withhold a tax of up to 15% of the purchase price, unless an
134. exemption applies.

3j. 135. **Agricultural Foreign Investment Disclosure Act:** If applicable, Buyer and Seller shall comply with the Agricultural Foreign
136. Investment Disclosure Act and make the required disclosures to the U.S. Department of Agriculture.

3k. 137. **TAX DEFERRED EXCHANGE:** If Seller or Buyer intends to enter into a tax-deferred exchange pursuant to I.R.C. §1031
138. or otherwise, all additional costs in connection with any such tax-deferred exchange shall be borne by the party requesting the
139. exchange. The non-requesting party agrees to cooperate in the tax-deferred exchange provided that the non-requesting party
140. incurs no additional costs and COE is not delayed. The parties are advised to consult a professional tax advisor regarding the
141. advisability of any such exchange. The non-requesting party and Broker(s) shall be indemnified and held harmless from any
142. liability that may arise from participation in the tax deferred exchange.

4. DISCLOSURES

4a. 143. **Vacant Land/Lot Seller Property Disclosure Statement ("VLSPDS"):** Seller shall deliver a completed AAR VLSPDS form to
144. the Buyer within five (5) days after Contract acceptance.

4b. 145. **Additional Seller Disclosures and Information:** Seller shall provide to Buyer the following disclosures and information
146. pertinent to the Property within five (5) days after the Contract acceptance: (i) any information known to Seller that may
147. adversely affect the Buyer's use of the Property, (ii) any known pending special assessments, association fees, claims, or
148. litigation, (iii) articles of incorporation; by-laws; other governing documents; and any other documents required by law, (iv)
149. financial statements, current rent rolls, lists of current deposits, personal property lists, leases, rental agreements, service
150. contracts, (v) soils, Phase I, or other environmental reports in Seller's possession, (vi) the most recent survey, if available,
151. and (vii) any and all other agreements, documents, studies, or reports relating to the Property in Seller's possession or control
152. provided, however, that Seller shall not be required to deliver any report or study if the written contract that Seller entered into
153. with the consultant who prepared such report or study specifically forbids the dissemination of the report to others.

4c. 154. **Road Maintenance Agreement:** Seller shall provide to Buyer, within five (5) days after the Contract acceptance, a copy
155. of any known road maintenance agreement affecting the Property.

4d. 156. **Seller's Obligations Regarding Wells:** If a well is located on the Property, or if the Property is to be served by a shared
157. well, the AAR Domestic Water Well Addendum is attached hereto and incorporated by reference. At COE, if applicable,
158. Seller shall assign, transfer and convey to the Buyer all of the water rights, or claims to water rights, if any, held by Seller
159. that are associated with the Property.

4e. 160. **No Seller or Tenant Bankruptcy, Probate or Insolvency Proceedings:** Seller represents that Seller has no notice or
161. knowledge that any tenant on the Property is the subject of a bankruptcy, probate or insolvency proceeding. Further, Seller
162. is not the subject of a bankruptcy, insolvency or probate proceeding.

4f. 163. **Seller's Notice of Violations:** Seller represents that Seller has no knowledge of any notice of violations of City, County, State,
164. or Federal building, zoning, fire, or health laws, codes, statutes, ordinances, regulations, or rules filed or issued regarding the
165. Property.

4g. 166. **Environmental Disclosure:** Seller has not knowingly caused or permitted the generation, storage, treatment, release or
167. disposal of any hazardous waste or regulated substances at the Property except as otherwise disclosed.

4h. 168. **Affidavit of Disclosure:** If the Property is located in an unincorporated area of the county, and five or fewer parcels of property
169. other than subdivided land are being transferred, the Seller shall deliver a completed Affidavit of Disclosure in the form required
170. by law to the Buyer within five (5) days after Contract Acceptance. Buyer shall provide notice of any Affidavit of Disclosure items
171. disapproved within five (5) days after receipt of the Affidavit of Disclosure.

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CS <Initials | **SELLER** | **SELLER** | Initials> | RG | **BUYER** | **BUYER**

Eric D A Gedalje | eXp Realty | 928-453-6111 |

TRANSACTIONS

Vacant Land/Lot Purchase Contract >>

4i. 172. **H.O.A./Condominium/Planned Community:** The Property ☐ **is** ☒ **is not** located within a homeowners' association/
173. condominium/planned community. If yes, the HOA addendum is attached hereto and incorporated by reference.

4j. 174. **Changes During Escrow:** Seller shall immediately notify Buyer of any changes in the Property or disclosures made herein, in the
175. SPDS, or otherwise. Such notice shall be considered an update of the SPDS. Unless Seller is already obligated by Section 5a, or
176. otherwise by this Contract or any amendments hereto, to correct or repair the changed item disclosed, Buyer shall be allowed prior
177. to the expiration of the Due Diligence Period or five (5) days after delivery of such notice, whichever is later, to provide notice of
178. disapproval to Seller.

5. WARRANTIES

5a. 179. **Seller Warranties:** Seller warrants and shall maintain and repair the Property so that at the earlier of possession or COE the
180. Property and any personal property included in the sale, will be in substantially the same condition as on the date of Contract
181. acceptance; and all personal property not included in the sale and all debris will be removed from the Property.

5b. 182. **Warranties that Survive Closing:** Seller warrants that Seller has disclosed to Buyer and Broker(s) all material latent defects and
183. any information concerning the Property known to Seller, excluding opinions of value, which materially and adversely affect the
184. consideration to be paid by Buyer. Prior to the COE, Seller warrants that payment in full will have been made for all labor,
185. professional services, materials, machinery, fixtures, or tools furnished within the 150 days immediately preceding the COE
186. in connection with the construction, alteration, or repair of any structure on or improvement to the Property. Seller warrants
187. that the information regarding connection to a sewer system or on-site wastewater treatment facility (conventional septic
188. tank or alternative system) is correct to the best of Seller's knowledge.

5c. 189. **Buyer Warranties:** Buyer warrants that Buyer has disclosed to Seller any information that may materially and adversely affect
190. the Buyer's ability to close escrow or complete the obligations of this Contract. At the earlier of possession of the Property or
191. COE, Buyer warrants to Seller that Buyer has conducted all desired independent inspections and investigations and accepts
192. the Property. **Buyer warrants that Buyer is not relying on any verbal representations concerning the Property**
193. **except disclosed as follows:** _____
194. _____

6. DUE DILIGENCE

6a. 195. **Due Diligence Period:** Buyer's due diligence and inspection period shall be thirty (30) days or _____ days after Contract acceptance
196. ("Due Diligence Period"). During Due Diligence Period Buyer shall perform all inspections and investigations to satisfy Buyer with respect
197. to the physical condition of the Property, financing, appraised value, the condition of title to the Property and as to the feasibility and
198. suitability of the Property for Buyer's intended purpose. During the Due Diligence Period, Buyer, at Buyer's expense, shall: (i) conduct all
199. desired physical, environmental, and other types of inspections and investigations to determine the value and condition of the Property;
200. (ii) make inquiries and consult government agencies, lenders, insurance agents, architects, and other appropriate persons and entities
201. concerning the feasibility and suitability of the Property and the surrounding area for the Buyer's intended purpose; (iii) investigate
202. applicable building, zoning, fire, health, and safety codes including applicable swimming pool barrier regulations to determine any
203. potential hazards, violations or defects in the Property; and (iv) verify any material multiple listing service ("MLS") information. If the
204. presence of sex offenders in the vicinity or the occurrence of a disease, natural death, suicide, homicide or other crime on or in the vicinity
205. is a material matter to the Buyer, it must be investigated by the Buyer during the Due Diligence Period. Buyer shall keep the Property free
206. and clear of liens, shall indemnify and hold Seller harmless from all liability, claims, demands, damages, and costs, and shall repair all
207. damages arising from the inspections. Buyer shall provide Seller and Broker(s) upon receipt, at no cost, copies of all inspection reports
208. concerning the Property obtained by Buyer. If Buyer cancels this Contract, Buyer shall return all documents provided by the Seller and
209. provide Seller with copies of all reports or studies generated by Buyer, provided, however, that Buyer shall not be required to deliver any
210. such report or study if the written contract that Buyer entered into with the consultant who prepared such report or study specifically
211. forbids the dissemination of the report or study to others. Buyer is advised to consult the Arizona Department of Real Estate *Buyer*
212. *Advisory* provided by AAR to assist in Buyer's due diligence inspections and investigations.

6b. 213. **Square Footage/Acreage: BUYER IS AWARE THAT ANY REFERENCE TO THE SQUARE FOOTAGE/ACREAGE OF THE**
214. **PROPERTY, BOTH THE REAL PROPERTY (LAND) AND IMPROVEMENTS THEREON IS APPROXIMATE. IF SQUARE**
215. **FOOTAGE/ACREAGE IS A MATERIAL MATTER TO THE BUYER; IT MUST BE INVESTIGATED DURING THE DUE**
216. **DILIGENCE PERIOD.**

6c. 217. **Flood Hazard:** Flood hazard designations or the cost of flood hazard insurance shall be determined by Buyer during the Due
218. Diligence Period. If the Property is situated in an area identified as having any special flood hazards by any governmental entity, the
219. lender may require the purchase of flood hazard insurance. Special flood hazards may also affect the ability to encumber or improve
220. the Property.

>>

Vacant Land/Lot Purchase Contract • Updated: October 2022
Copyright © 2022 Arizona Association of REALTORS®.
All rights reserved.

<Initials   Initials>

SELLER | **SELLER**   **BUYER** | **BUYER**

Page 5 of 10

Eric D A Gedalje | eXp Realty | 928-453-6111 |

TRANSACTIONS

Vacant Land/Lot Purchase Contract >>

6d. 221. **Insurance: IF INSURANCE IS A MATERIAL MATTER TO THE BUYER, BUYER SHALL APPLY FOR AND OBTAIN**
222. **WRITTEN CONFIRMATION OF THE AVAILABILITY AND COST OF INSURANCE FOR THE PROPERTY FROM BUYER'S**
223. **INSURANCE COMPANY DURING THE DUE DILIGENCE PERIOD.** Buyer understands that any fire, casualty, or other
224. insurance desired by Buyer or required by Lender should be in place at COE.

6e. 225. **Sewer or On-site Wastewater Treatment System:** The Property ☐ **does** ☒ **does not** contain an on-site wastewater
226. treatment system. If the Property is served by a conventional septic tank or alternative system, the AAR On-site Wastewater
227. Treatment Facility Addendum is incorporated herein by reference.

228. **IF A SEWER CONNECTION, OR THE AVAILABILITY OF A SEWER CONNECTION, IS A MATERIAL MATTER TO THE**
229. **BUYER, IT MUST BE INVESTIGATED DURING THE DUE DILIGENCE PERIOD.**
230. **(BUYER'S INITIALS REQUIRED)** ___*RG*___ _____
BUYER   BUYER

6f. 231. **Site/Soil Evaluation For Installation of On-site Wastewater Treatment Facility:** If the suitability of the Property for
232. installation of an on-site wastewater treatment facility (conventional septic tank or alternative system) and associated costs
233. are material to the Buyer, Buyer shall complete a site/soil evaluation and investigate all on-site wastewater treatment facility
234. installation costs within the Due Diligence Period. **NOTE: Buyer is advised that the site/soil evaluation is not binding on**
235. **the State-delegated County agency in any future permitting decision as to the suitability of the design or type of**
236. **facility for the Property.**

6g. 237. **LAND DIVISIONS: LAND PROPOSED TO BE DIVIDED FOR PURPOSES OF SALE OR LEASE IS SUBJECT TO**
238. **STATE, COUNTY AND MUNICIPAL LAWS, ORDINANCES AND REGULATIONS. IF STATE, COUNTY AND MUNICIPAL**
239. **REQUIREMENTS RELATING TO THE DIVISION OR SPLITTING OF THE PROPERTY ARE A MATERIAL MATTER TO**
240. **THE BUYER, THEY MUST BE VERIFIED BY BUYER DURING THE DUE DILIGENCE PERIOD. BROKER(S) HAVE MADE**
241. **NO REPRESENTATIONS, EXPRESS OR IMPLIED, REGARDING THE ABILITY TO DIVIDE OR SPLIT THE PROPERTY.**
242. **(BUYER'S INITIALS REQUIRED)** ___*RG*___ _____
BUYER   BUYER

6h. 243. **ROADS: IF ROADWAYS, COST AND RESPONSIBILITY FOR ROAD MAINTENANCE, IMPROVEMENTS OR ACCESS IS A**
244. **MATERIAL MATTER TO BUYER, IT MUST BE INVESTIGATED BY BUYER DURING DUE DILIGENCE PERIOD.**

6i. 245. **Survey:** A survey ☐ **shall** ☐ **shall not** be performed. If to be performed, the survey shall be performed by a licensed
246. surveyor within the Due Diligence Period or _____ days after Contract acceptance.
247. Cost of the survey shall be paid by ☐ Seller ☐ Buyer ☐ Other: _____.

248. The survey shall be performed in accordance with the Arizona State Board of Technical Registration's "Arizona Land Boundary
249. Survey Minimum Standards".

6j. 250. Survey instructions are: ☐ A boundary survey and survey plat showing the corners either verified
251.   or monumentation.
252.   ☐ A survey certified by a licensed surveyor, acceptable to Buyer and the Title
253.   Company, in sufficient detail for an American Land Title Association ("ALTA")
254.   Owner's Policy of Title Insurance with boundary, encroachment or survey
255.   exceptions and showing all improvements, utility lines and easements on
256.   the Property or within five (5) feet thereof.
257.   ☒ Other survey terms:
258.   **Buyer Discretion**
259.
260.
261.   **(BUYER'S INITIALS REQUIRED)** ___*RG*___ _____
BUYER   BUYER

6k. 262. **WELL WATER/WATER RIGHTS: IF WELL WATER/WATER RIGHTS IS/ARE A MATERIAL MATTER TO THE BUYER, IT**
263. **MUST BE VERIFIED BY BUYER DURING THE DUE DILIGENCE PERIOD.**

6l. 264. **BUYER ACKNOWLEDGMENT: BUYER RECOGNIZES, ACKNOWLEDGES AND AGREES THAT BROKER(S) ARE**
265. **NOT QUALIFIED, NOR LICENSED, TO CONDUCT DUE DILIGENCE WITH RESPECT TO THE PROPERTY OR THE**
266. **SURROUNDING AREA. BUYER IS INSTRUCTED TO CONSULT WITH QUALIFIED LICENSED PROFESSIONALS TO**
267. **ASSIST IN BUYER'S DUE DILIGENCE EFFORTS. BECAUSE CONDUCTING DUE DILIGENCE WITH RESPECT TO THE**
268. **PROPERTY AND SURROUNDING AREA IS BEYOND THE SCOPE OF THE BROKERS EXPERTISE AND LICENSING,**
269. **BUYER EXPRESSLY RELEASES AND HOLDS HARMLESS BROKER(S) FROM LIABILITY FOR ANY DEFECTS OR**
270. **CONDITIONS THAT COULD HAVE BEEN DISCOVERED BY INSPECTION OR INVESTIGATION.**
271.   **(BUYER'S INITIALS REQUIRED)** ___*RG*___ _____
BUYER   BUYER   >>

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SELLER | SELLER   <Initials

Vacant Land/Lot Purchase Contract • Updated: October 2022
Copyright © 2022 Arizona Association of REALTORS®.
All rights reserved.

Initials>   *RG*
BUYER | BUYER

Page 6 of 10

Eric D A Gedalje | eXp Realty | 928-453-6111 |

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Vacant Land/Lot Purchase Contract **>>**

6m. 272. **Due Diligence Period Notice:** Prior to expiration of the Due Diligence Period, Buyer shall deliver to Seller a signed notice of
273. any items disapproved. AAR's Vacant Land/Lot Buyer's Due Diligence Notice and Seller's Response form is available for this
274. purpose. Buyer shall conduct all desired inspections and investigations prior to delivering such notice to Seller and all Due
275. Diligence Period items disapproved shall be provided in a single notice.

6n. 276. **Buyer Disapproval:** If Buyer, in Buyer's sole discretion, disapproves of any aspect of the Property, financing, title, or other
277. matter, Buyer shall deliver to Seller notice of the items disapproved and state in the notice that Buyer elects to either:
278.   (1) immediately cancel this Contract and all Earnest Money shall be released to Buyer, or
279.   (2) provide the Seller an opportunity to correct the items disapproved, in which case:
280.   (a) Seller shall respond in writing within five (5) days or _____ days after delivery to Seller of Buyer's notice of
281.   items disapproved. Seller's failure to respond to Buyer in writing within the specified time period shall
282.   conclusively be deemed Seller's refusal to correct any of the items disapproved.
283.   **(b) If Seller agrees in writing to correct item(s) disapproved, Seller shall correct the items, complete any**
284.   **repairs in a workmanlike manner and deliver any paid receipts evidencing the corrections and repairs**
285.   **to Buyer three (3) days or _____ days prior to COE Date.**
286.   (c) If Seller is unwilling or unable to correct any of the items disapproved, Buyer may cancel this Contract within five
287.   (5) days after delivery of Seller's response or after expiration of the time for Seller's response, whichever occurs first,
288.   and all Earnest Money shall be released to Buyer. If Buyer does not cancel this Contract within the five (5) days as
289.   provided, Buyer shall close escrow without correction of those items that Seller has not agreed in writing to correct.

290. VERBAL DISCUSSIONS WILL NOT EXTEND THESE TIME PERIODS. Only a written agreement signed by both parties will
291. extend response times or cancellation rights.

292. BUYER'S FAILURE TO GIVE NOTICE OF DISAPPROVAL OF ITEMS OR CANCELLATION OF THIS CONTRACT WITHIN
293. THE SPECIFIED TIME PERIOD SHALL CONCLUSIVELY BE DEEMED BUYER'S ELECTION TO PROCEED WITH THE
294. TRANSACTION WITHOUT CORRECTION OF ANY DISAPPROVED ITEMS.

6o. 295. **Inspection(s):** Seller grants Buyer and Buyer's inspector(s) reasonable access to conduct inspection(s) of the Property for
296. the purpose of satisfying Buyer that any corrections agreed to by the Seller have been completed and that the Property is in
297. substantially the same condition as on the date of Contract acceptance. If Buyer does not conduct such inspection(s), Buyer
298. releases Seller and Broker(s) from liability for any defects that could have been discovered.

7. REMEDIES

7a. 299. **Cure Period:** A party shall have an opportunity to cure a potential breach of this Contract. If a party fails to comply with any
300. provision of this Contract, the other party shall deliver a notice to the non-complying party specifying the non-compliance. If
301. the non-compliance is not cured within three (3) days after delivery of such notice ("Cure Period"), the failure to comply shall
302. become a breach of Contract.

7b. 303. **Breach**: In the event of a breach of Contract, the non-breaching party may cancel this Contract and/or proceed against the
304. breaching party in any claim or remedy that the non-breaching party may have in law or equity, subject to the Alternative
305. Dispute Resolution obligations set forth herein. In the case of the Seller, because it would be difficult to fix actual damages
306. in the event of Buyer's breach, the Earnest Money may be deemed a reasonable estimate of damages and Seller may, at
307. Seller's option, accept the Earnest Money as Seller's sole right to damages. An unfulfilled contingency is not a breach of
308. Contract. The parties expressly agree that the failure of any party to comply with the terms and conditions of Section 1f to
309. allow COE to occur on the COE Date, if not cured after a cure notice is delivered pursuant to Section 7a, will constitute a
310. material breach of this Contract, rendering the Contract subject to cancellation.

7c. 311. **Alternative Dispute Resolution ("ADR"):** Buyer and Seller agree to mediate any dispute or claim arising out of or relating
312. to this Contract in accordance with the REALTORS® Dispute Resolution System, or as otherwise agreed. All mediation costs
313. shall be paid equally by the parties. In the event that mediation does not resolve all disputes or claims, the unresolved disputes
314. or claims shall be submitted for binding arbitration. In such event, the parties shall agree upon an arbitrator and cooperate in
315. the scheduling of an arbitration hearing. If the parties are unable to agree on an arbitrator, the dispute shall be submitted to
316. the American Arbitration Association ("AAA") in accordance with the AAA Arbitration Rules for the Real Estate Industry. The
317. decision of the arbitrator shall be final and nonappealable. Judgment on the award rendered by the arbitrator may be entered in
318. any court of competent jurisdiction. Notwithstanding the foregoing, either party may opt out of binding arbitration within thirty (30)
319. days after the conclusion of the mediation conference by notice to the other and in such event either party shall have the right to
320. resort to court action.

7d. 321. **Exclusions from ADR:** The following matters are excluded from the requirement for ADR hereunder: (i) any action brought in the
322. Small Claims Division of an Arizona Justice Court (up to $3,500) so long as the matter is not thereafter transferred or removed from
323. the small claims division; (ii) judicial or nonjudicial foreclosure or other action or proceeding to enforce a deed of trust, mortgage, or
324. agreement for sale; (iii) an unlawful entry or detainer action; (iv) the filing or enforcement of a mechanic's lien; or (v) any matter that
325. is within the jurisdiction of a probate court. Further, the filing of a judicial action to enable the recording of a notice of pending action

>>

<Initials

Initials>

SELLER | SELLER

BUYER | BUYER

Eric D A Gedalje | eXp Realty | 928-453-6111 |

TRANSACTIONS

Vacant Land/Lot Purchase Contract >>

326. ("lis pendens"), or order of attachment, receivership, injunction, or other provisional remedies shall not constitute a waiver of the
327. obligation to submit the claim to ADR, nor shall such action constitute a breach of the duty to mediate or arbitrate.

7e. 328. **Attorneys Fees and Costs:** The prevailing party in any dispute or claim between Buyer and Seller arising out of or relating to
329. this Contract shall be awarded their reasonable attorney fees and costs. Costs shall include, without limitation, attorney fees,
330. expert witness fees, fees paid to investigators, and arbitration costs.

8. ADDITIONAL TERMS AND CONDITIONS

8a. 331.
332.
333.
334.
335.
336.
337.
338.
339.
340.
341.
342.
343.
344.
345.
346.
347.
348.
349.
350.
351.
352.
353.
354.
355.
356.
357.
358.
359.
360.

8b. 361. **Risk of Loss:** If there is any loss or damage to the Property between the date of Contract acceptance and COE or
362. possession, whichever is earlier, by reason of fire, vandalism, flood, earthquake, or act of God, the risk of loss shall be on the
363. Seller, provided, however, that if the cost of repairing such loss or damage would exceed ten percent (10%) of the purchase
364. price, either Seller or Buyer may elect to cancel the Contract.

8c. 365. **Permission:** Buyer and Seller grant Broker(s) permission to advise the public of this Contract.

8d. 366. **Arizona Law:** This Contract shall be governed by Arizona law and jurisdiction is exclusively conferred on the State of Arizona.

8e. 367. **Time is of the Essence:** The parties acknowledge that time is of the essence in the performance of the obligations
368. described herein.

>>

Eric D A Gedalje | eXp Realty | 928-453-6111 |

TRANSACTIONS

Vacant Land/Lot Purchase Contract >>

8f. 369. **Compensation:** Seller and Buyer acknowledge that Broker(s) shall be compensated for services rendered as previously agreed
370. by separate written agreement(s), which shall be delivered by Broker(s) to Escrow Company for payment at COE, if not previously
371. paid. If Seller is obligated to pay Broker(s), this Contract shall constitute an irrevocable assignment of Seller's proceeds at COE.
372. If Buyer is obligated to pay Broker(s), payment shall be collected from Buyer as a condition of COE. COMMISSIONS PAYABLE
373. FOR THE SALE, LEASING, OR MANAGEMENT OF PROPERTY ARE NOT SET BY ANY BOARD OR ASSOCIATION OF
374. REALTORS®, OR MULTIPLE LISTING SERVICE, OR IN ANY MANNER OTHER THAN BETWEEN THE BROKER AND CLIENT.

8g. 375. **Copies and Counterparts:** A fully executed facsimile or electronic copy of the Contract shall be treated as an original
376. Contract. This Contract and any other documents required by this Contract may be executed by facsimile or other
377. electronic means and in any number of counterparts, which shall become effective upon delivery as provided for herein.
378. All counterparts shall be deemed to constitute one instrument, and each counterpart shall be deemed an original.

8h. 379. **Days:** All references to days in this Contract shall be construed as calendar days and a day shall begin at 12:00 a.m. and
380. end at 11:59 p.m.

8i. 381. **Calculating Time Periods:** In computing any time period prescribed or allowed by this Contract, the day of the act or event
382. from which the time period begins to run is not included and the last day of the time period is included. Contract acceptance
383. occurs on the date that the signed Contract (and any incorporated counter offer) is delivered to and received by the
384. appropriate Broker. Acts that must be performed three days prior to the COE Date must be performed three full days prior (i.e.,
385. if COE Date is Friday the act must be performed by 11:59 p.m. on Monday).

8j. 386. **Entire Agreement:** This Contract, and any addenda and attachments, shall constitute the entire agreement between Seller
387. and Buyer, shall supersede any other written or oral agreements between Seller and Buyer and can be modified only by a
388. writing signed by Seller and Buyer. The failure to initial any page of this Contract shall not affect the validity or terms of this
389. Contract.

8k. 390. **Subsequent Offers:** Buyer acknowledges that Seller has the right to accept subsequent offers until COE. Seller understands
391. that any subsequent offer accepted by the Seller must be a backup offer contingent on the cancellation of this Contract.

8l. 392. **Cancellation:** A party who wishes to exercise the right of cancellation as allowed herein may cancel this Contract by
393. delivering notice stating the reason for cancellation to the other party or to the Escrow Company. Cancellation shall become
394. effective immediately upon delivery of the cancellation notice.

8m. 395. **Notice:** Unless otherwise provided, delivery of all notices and documentation required or permitted hereunder shall be in
396. writing and deemed delivered and received when: (i) hand-delivered; (ii) sent via facsimile transmission; (iii) sent via electronic
397. mail, if email addresses are provided herein; or (iv) sent by recognized overnight courier service, and addressed to Buyer as
398. indicated in Section 8q, to Seller as indicated in Section 9a and to the Escrow Company indicated in Section 3a.

8n. 399. **Earnest Money:** Earnest Money is in the form of: ☒ Personal Check ☐ Other **Check or wire.**
400. If applicable, Earnest Money has been received by Broker named in Section 8q and upon acceptance of this offer will be
401. deposited with: ☒ Escrow Company ☐ Broker's Trust Account. Buyer acknowledges that failure to pay the required
402. closing funds by the scheduled Close of Escrow, if not cured after a cure notice is delivered pursuant to Section 7a, shall be
403. construed as a material breach of this contract and all earnest money shall be subject to forfeiture.

8o. 404. **RELEASE OF BROKER(S): SELLER AND BUYER HEREBY EXPRESSLY RELEASE, HOLD HARMLESS AND INDEMNIFY**
405. **BROKER(S) IN THIS TRANSACTION FROM ANY AND ALL LIABILITY AND RESPONSIBILITY REGARDING FINANCING, THE**
406. **CONDITION, SQUARE FOOTAGE/ACREAGE, LOT LINES, BOUNDARIES, VALUE, RENT ROLLS, ENVIRONMENTAL**
407. **PROBLEMS, SANITATION SYSTEMS, ABILITY TO DIVIDE OR SPLIT THE PROPERTY, BUILDING CODES, GOVERNMENTAL**
408. **REGULATIONS, INSURANCE, PRICE AND TERMS OF SALE, RETURN ON INVESTMENT, OR ANY OTHER MATTER**
409. **RELATING TO THE VALUE OR CONDITION OF THE PROPERTY.**
410. **(BUYER'S AND SELLER'S INITIALS REQUIRED)** _CS_____ _____ _RG_____ _____
  SELLER   SELLER   BUYER   BUYER

8p. 411. **Terms of Acceptance:** This offer will become a binding Contract when acceptance is signed by Seller and
412. a signed copy delivered in person, by mail, facsimile or electronically, and received by Broker named in Section 8q
413. by _____**October**_____**18**_____, **2023**_____ at ___**2:00**___ ☐ a.m. / ☒ p.m., Mountain Standard Time. Buyer
414. may withdraw this offer at any time prior to receipt of Seller's signed acceptance. If no signed acceptance is received by this
415. date and time, this offer shall be deemed withdrawn and the Buyer's Earnest Money shall be returned.

416. THIS CONTRACT CONTAINS TEN PAGES EXCLUSIVE OF ANY ADDENDA AND ATTACHMENTS. ENSURE THAT YOU HAVE
417. RECEIVED AND READ ALL TEN PAGES OF THIS OFFER AS WELL AS ANY ADDENDA AND ATTACHMENTS.

>>

CS
SELLER | SELLER   <Initials
Vacant Land/Lot Purchase Contract • Updated: October 2022
Copyright © 2022 Arizona Association of REALTORS®.
All rights reserved.
Initials>   RG
BUYER | BUYER
Page 9 of 10

Eric D A Gedalje | eXp Realty | 928-453-6111 |

Vacant Land/Lot Purchase Contract >>

8q. 418. **Broker on behalf of Buyer:**

419. <u>Eric Gedalje PLC.</u>   <u>Gedalje Group</u>
PRINT SALESPERSON NAME   AGENT MLS CODE   AGENT STATE LICENSE NO.

420. _____
PRINT SALESPERSON NAME   AGENT MLS CODE   AGENT STATE LICENSE NO.

421. <u>eXp Realty</u>
PRINT FIRM NAME   FIRM MLS CODE

422. <u>8009 Corte De Las Colinas</u>   <u>AZ</u>   <u>86406</u>
FIRM ADDRESS   STATE   ZIP CODE   FIRM STATE LICENSE NO.

423. <u>928-453-3202</u>   <u>Jess@thehavasulife.com</u>
PREFERRED TELEPHONE   FAX   EMAIL

8r. 424. **Agency Confirmation: The Broker named in Section 8q above is the agent of (check one):**

425. ☒ **the Buyer;** ☐ **the Seller; or** ☐ **both the Buyer and Seller**

8s. 426. **The undersigned agree to purchase the Premises on the terms and conditions herein stated and acknowledge receipt**
427. **of a copy hereof including the Buyer Attachment.**

428. *Ryan Garland*   10/17/2023
^ BUYER'S SIGNATURE   MO/DA/YR   ^ BUYER'S SIGNATURE   MO/DA/YR

429. **Paradyme Investments LLC.**
^ BUYER'S NAME PRINTED   ^ BUYER'S NAME PRINTED

430. _____
ADDRESS   ADDRESS

431. _____
CITY, STATE, ZIP CODE   CITY, STATE, ZIP CODE

9. SELLER ACCEPTANCE

9a. 432. **Broker on behalf of Seller:**

433. <u>UNREPRESENTED.</u>
PRINT SALESPERSON NAME   AGENT MLS CODE   AGENT STATE LICENSE NO.

434. _____
PRINT SALESPERSON NAME   AGENT MLS CODE   AGENT STATE LICENSE NO.

435. _____
PRINT FIRM NAME   FIRM MLS CODE

436. _____
FIRM ADDRESS   STATE   ZIP CODE   FIRM STATE LICENSE NO.

437. _____
PREFERRED TELEPHONE   FAX   EMAIL

9b. 438. **Agency Confirmation: The Broker named in Section 9a above is the agent of (check one):**

439. ☐ **the Seller; or** ☐ **both the Buyer and Seller**

9c. 440. **The undersigned agree to sell the Premises on the terms and conditions herein stated, acknowledge receipt of a**
441. **copy hereof and grant permission to Broker named in Section 9a to deliver a copy to Buyer.**

442. ☐ Counter Offer is attached, and is incorporated herein by reference. Seller should sign both this offer and the Counter Offer.
443. If there is a conflict between this offer and the Counter Offer, the provisions of the Counter Offer shall be controlling.

444. *Chris Stark for Yenomom, LLC*   10/21/23
^ SELLER'S SIGNATURE   MO/DA/YR   ^ SELLER'S SIGNATURE   MO/DA/YR

445. **YENOMOM HAVASU LLC**
^ SELLER'S NAME PRINTED   ^ SELLER'S NAME PRINTED

446. _____
ADDRESS   ADDRESS

447. _____
CITY, STATE, ZIP CODE   CITY, STATE, ZIP CODE

448. ☐ **OFFER REJECTED BY SELLER:** _____ _____ , 20 _____ _____
MONTH   DAY   YEAR   (SELLER'S INITIALS)

For Broker Use Only:

Brokerage File/Log No._____ Manager's Initials_____ Broker's Initials_____ Date_____
MO/DA/YR

TRANSACTIONS